UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2019

GROUNDFLOOR FINANCE INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10753

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Peachtree St. NE, Suite 810 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

LIMITED RECOURSE OBLIGATIONS
(Title of each class of securities issued pursuant to Regulation A)

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 10 of the Offering Circular:

The unaudited condensed statements of operations data set forth below with respect to the six months ended June 30, 2019 and June 30, 2018 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those unaudited condensed consolidated financial statements and notes thereto.

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Non-interest revenue:
Origination fees	$1,216,642	$415,741
Loan servicing revenue	752,162	416,892
Total non-interest revenue	1,968,804	832,633
Net interest income:
Interest income	2,854,020	1,229,386
Interest expense	(2,245,280)	(1,008,149)
Net interest income	608,740	221,237
Net revenue	2,577,544	1,053,870
Cost of revenue	(328,706)	(158,378)
Gross profit	2,248,838	895,492
Operating expenses:
General and administrative	940,396	971,678
Sales and customer support	1,264,973	1,012,967
Development	356,836	259,812
Regulatory	189,068	168,154
Marketing and promotions	591,799	916,830
Total operating expenses	3,343,072	3,329,441
Loss from operations	(1,094,234)	(2,433,949)
Interest expense	1,018,025	411,413
Net loss	$(2,112,259)	$(2,845,362)

Groundfloor’s unaudited condensed consolidated financial statements for the years ended December 31, 2018 include a going concern note from its auditors. Since Groundfloor’s inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

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CAPITALIZATION

The following tables reflect Groundfloor’s capitalization as of June 30, 2019 (unaudited) and December 31, 2018 (audited). The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the subsequent closings of any financings.

The historical data in the tables is derived from and should be read in conjunction with Groundfloor’s consolidated financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of December 31, 2018	Amounts Outstanding as of December 31, 2018
Stockholders’ Deficit:
Common stock, no par value	$10,830,464	$6,125,264
Preferred stock, no par value	7,571,526	7,571,526
Additional paid-in capital	1,259,821	1,083,572
Less: Stock subscription receivable	(560)	(560)
Accumulated deficit	(19,742,767)	(17,630,508)
Total stockholders’ deficit	$(81,516)	$(2,850,706)

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated December 29, 2017 and qualified January 4, 2018. Please see this filing on EDGAR.

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with Groundfloor’s unaudited condensed consolidated financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

Groundfloor Finance Inc. (“Groundfloor” or “Groundfloor Finance”) maintains and operates the Groundfloor Platform for use by us and Groundfloor subsidiaries to provide real estate development investment opportunities to the public. Groundfloor was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2014. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2014, and converted into a North Carolina corporation on July 26, 2014. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2015, Groundfloor changed its domiciliary state to Georgia under the name Groundfloor Finance Inc. The unaudited condensed consolidated financial statements include Groundfloor’s wholly-owned subsidiaries, including Groundfloor GA (as defined below), which was created for the purpose of financing real estate properties in Georgia, Holdings, which was created for the purpose of facilitating our loan advance program by entering into the Revolver, and GRE 1, which sold and issued LROs through the Groundfloor Platform from May to July 2017.

Funding Loan Advances

To date, the Company has entered into three financial arrangements designed to facilitate Loan advances.

In November 2016, the Company entered into the Revolver credit facility to fund Loan advances (as defined below). The terms of the credit facility are as follows: Interest accrues at the greater of 10.0% per annum or the weighted average annual interest rate of the Loans then held by Holdings which have been originated with proceeds from the credit facility. The revolving credit facility was originally limited to $1.5 million with an option to increase the limit to $15.0 million (under certain circumstances). As of December 31, 2018 the capacity is $5.5 million and the maturity date is April 4, 2019 and is extendable for another additional year. The Company has given a corporate guaranty to Revolver Capital, now ACM Alamosa DA LLC, as additional support for the credit facility. ACM Alamosa DA LLC will also have a lien on the general assets of Holdings—which is made up exclusively of Loans that Holdings has originated. However, only Holdings, and its successors and assigns, are identified as a secured party in any documentation used to secure the advanced Loans. At no point will Holdings hold (or provide ACM Alamosa DA LLC a securities interest in) any Loan for which LROs have been issued.

When Holdings is not able to draw sufficient funds from this credit facility fast enough, the Company may elect to provide Holdings with a short term, non-interest bearing, full recourse loan using its operational capital to fund advances.

On January 11, 2017, Groundfloor entered into the ISB Note (as defined below) for a principal sum of $1.0 million, which was subsequently increased to $2.0 million, for the purpose of using the proceeds for our loan advance program, but may use the proceeds for other purposes in our sole discretion. The principal outstanding as of June 30, 2019 was $1.7 million.

In November 2018, Groundfloor entered into various GROUNDFLOOR Notes, secured promissory notes, with accredited investors. The GROUNDFLOOR Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land for commercial purposes. The principal outstanding as of June 30, 2019 was $4.6 million.

Financial Position and Operating History

In connection with their audit for the years ended December 31, 2018 and December 31, 2017, Groundfloor’s auditors raised substantial doubt about its ability to continue as a going concern due to Groundfloor’s losses and cash outflows from operations. To strengthen its financial position, Groundfloor has continued to raise additional funds through convertible debt and equity offerings.

Groundfloor has a limited operating history and have incurred a net loss since our inception. Our net loss was $2.1 million for the six months ended June 30, 2019. To date, Groundfloor has earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries GRE 1 and Groundfloor GA corresponding to the LROs and Georgia Notes. Groundfloor has funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, Groundfloor expects that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance Groundfloor’s operations. Groundfloor will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, Groundfloor collects origination and servicing fees on Loans Groundfloor is able to make to Developers, which Groundfloor recognizes as revenue. The more Loans Groundfloor is able to fund through the proceeds of our offerings, the more fee revenue Groundfloor will make. With increased fee revenue, our financial condition will improve. However, Groundfloor does not anticipate this increased fee revenue to be able to support our operations through the next twelve months.

Groundfloor’s operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance its operations until Groundfloor reach profitability and become cash-flow positive, which Groundfloor does not expect to occur before 2019. Groundfloor’s operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before Groundfloor reachs profitability. Groundfloor completed its Series A Financing in December 2015, through which Groundfloor raised an aggregate of approximately $5.0 million (including the cancellation of the 2015 Bridge Notes (as defined below)), Groundfloor has raised an aggregate of $2.1 million as of December 31, 2017 through Groundfloor’s 2017 Note Financing (as defined below), Groundfloor has raised approximately $4.2 million in Grounfloor’s 2018 Common Stock Offering, and approximately $2.6 million in the 2019 Common Stock Offering, in order to fund operations. See “Liquidity and Capital Resources” below.

Results of Operations

Six Months Ended June 30, 2019 and 2018

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
Non-interest revenue:
Origination fees	$1,216,642	$415,741
Loan servicing revenue	752,162	416,892
Total operating revenue	1,968,804	832,633
Net interest income:
Interest income	2,854,020	1,229,386
Interest expense	(2,245,280)	(1,008,149)
Net interest income	608,740	221,237
Net revenue	2,577,544	1,053,870
Cost of revenue	(328,706)	(158,378)
Gross profit	2,248,838	895,492
Operating expenses:
General and administrative	940,396	971,678
Sales and customer support	1,264,973	1,012,967
Development	356,836	259,812
Regulatory	189,068	168,154
Marketing and promotions	591,799	916,830
Total operating expenses	3,343,072	3,329,441
Loss from operations	(1,094,234)	(2,433,949)
Interest expense	1,018,025	411,413
Net loss	$(2,112,259)	$(2,845,362)

Net Revenue

Net revenue for the six months ended June 30, 2019 and 2018 was $2.6 million and $1.1 million, respectively. The Company facilitated the origination of 285 and 108 developer loans during the six months ended June 30, 2019 and 2018, respectively. Origination fees and loan servicing revenue were earned related to the origination of these developer loans. Origination fees are determined by the term and credit risk of the developer loan and range from 1.0% to 6.0%. The fees are deducted from the loan proceeds at the time of issuance. Loan servicing revenue re fees incurred in servicing the developer’s loan. Additionally, Groundfloor incurred net interest income during the loan advance period. The increase in net interest income is due to the increase in overall portfolio size as the Company originated 163% more loans than the previous period. Groundfloor expects operating revenue to increase as its loan application and processing volume increases.

Gross Profit

Gross profit for the six months ended June 30, 2019 and 2018 was $2.2 million and $0.9 million, respectively. The increase in gross profit was due to $1.5 million in additional net revenue, offset by an increase in cost of revenue of $0.2 million. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Groundfloor expects gross profit to increase as its loan application and processing volume increases.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2019 and 2018 were $0.9 million and $1.0 million, respectively, a slight decrease of $0.1 million or 10.0%. General and administrative expenses consists primarily of employee compensation cost, professional fees, consulting fees and rent expense.

Sales and Customer Support

Sales and customer support expense for the six months ended June 30, 2019 and 2018 were $1.3 million and $1.0 million, respectively, an increase of $0.3 million or 24.9%. Sales and customer support expense consists primarily of employee compensation cost. The increase was primarily due to an increase in compensation related to increased origination production during the period. Groundfloor expect sales and customer support expense will continue to increase due to the planned investment in developer acquisition and customer support required to support its growth.

Development Expense

Development expense for the six months ended June 30, 2019 and 2018 were $0.4 million and $0.3 million, respectively, an increase of $0.1 million or 37.3%. Development expense consists primarily of employee compensation cost and the cost of subcontractors who work on the development and maintenance of our website and lending platform. The increase was primarily due to increases in compensation cost related to increased headcount. Groundfloor expects development expense will continue to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as Groundfloor grows.

Regulatory Expense

Regulatory expense for the six months ended June 30, 2019 and 2018 held constant at $0.2 million for both periods. Regulatory expense consists primarily of legal fees and compensation cost required to maintain SEC and other regulatory compliance. Groundfloor expects regulatory expense may increase due to the additional expense related to qualifying our offerings with the SEC, including our transition to Tier 2 under Regulation A, which will require complying with ongoing reporting requirements with the SEC and certain filing fees with applicable state regulatory authorities.

Marketing and Promotions Expense

Marketing and promotions expense for the six months ended June 30, 2019 and 2018 were $0.6 million and $0.9 million, respectively, a decrease of $0.3 million or 35.5%. Marketing and promotions expense consists primarily of consulting expense, compensation cost as well as promotional and advertising expense. The decrease was primarily due to a decrease in investor and borrower acquisition.

Interest Expense

Interest expense for the six months ended June 30, 2019 and 2018 was $1.0 million and $0.4 million, respectively, an increase of $0.6 million. The company incurred $0.3 million in interest expense warehousing loans on the Revolver. Cash paid for interest on the Revolver was $0.4 million in the six months ended June 30, 2019. Interest expense related to the Subordinated Convertible Note (as defined below) of $33 thousand was recognized during the six months end June 30, 2019 and is recorded as an accrued expense as of June 30, 2019. Interest expense related to the ISB Note of $0.2 million was recognized during the six months ended June 30, 2019. Cash paid for interest on the ISB Note was $0.2 million in the six months ended June 30, 2019.

Net Loss

Net loss for the six months ended June 30, 2019 and 2018 was $2.1 million and $2.8 million, respectively, a net loss decrease of $0.7 million or 25.8%. Operating expense consist primarily of compensation cost, legal fees, consulting and subcontractor cost as well as advertising and promotional expense. Operating expense for the six months ended June 30, 2019 and 2018 was consistent over the period at $3.3 million. Operating expenses were held constant during the period to realize investment made in the prior period.

Liquidity and Capital Resources

The unaudited condensed consolidated financial statements included in this Offering Circular have been prepared assuming that Groundfloor will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Groundfloor be unable to continue as a going concern.

Groundfloor incurred a net loss for the six months ended June 30, 2019 and 2018, and have an accumulated deficit as of June 30, 2019 of $19.7 million. Since our inception, Groundfloor have financed our operations through debt and equity financing from various sources. Groundfloor are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
Operating activities	$(2,593,030)	$(2,651,092)
Investing activities	(13,615,640)	(3,416,205)
Financing activities	17,186,827	6,808,669
Net increase in cash	$978,157	$741,372

Net cash used in operating activities for the six months ended June 30, 2019 and 2018 was $2.6 million and $2.7 million, respectively. Net cash used in operating activities funded salaries, expense for contracted marketing, development and other professional service providers and expense related to sales and marketing initiatives.

Net cash used in investing activities for the six months ended June 30, 2019 and 2018 was $13.6 million and $3.4 million, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the six months ended June 30, 2019 and 2018 was $17.2 million and $6.8 million, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of Georgia Notes and LROs to investors through the Groundfloor Platform, proceeds from the 2018 Common Stock Offering and private placement, offset by repayments of Georgia Notes and LROs to investors.

Groundfloor issued and sold 91,259 shares Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475 thousand, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). In addition, at the Series Seed Initial, the entire unpaid principal and interest outstanding under certain previously-issued convertible promissory notes converted into 276,391 additional shares of Series Seed Preferred Stock. Groundfloor issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1.1 million, at subsequent closings on April 1, 2015, May 12, 2015 and August 31, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, Groundfloor also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series Seed Financing terminated following the final Series Seed Subsequent Closing and Groundfloor does not intend to sell any additional shares of Series Seed Preferred Stock.

During November 2015, Groundfloor entered into promissory notes with investors for total proceeds of $250 thousand (the “2015 Bridge Notes”). The notes incur interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4.3 million. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The 2015 Bridge Notes Financing terminated with the closing of the Series A Financing.

In addition, Groundfloor issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4.7 million, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series A Financing terminated in December 2015 and Groundfloor does not intend to sell any additional shares of Series A Preferred Stock.

On November 1, 2016, Holdings, the Company’s wholly-owned subsidiary, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital. The credit agreement (the “Credit Agreement”) provides for revolving loans up to a maximum aggregate principal amount of $1.5 million (the “Revolving Credit Commitments”). The Revolver will be used for bridge funding of underlying loans pending approval from the SEC. The term of the Revolver was extended in October 2017 and will mature on April 4, 2019.

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1.5 million to $2.5 million. On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2.5 million to $3.5 million. On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement, which increased the Revolving Credit Commitments thereunder from $3.5 million to $4.5 million. The other terms of the credit facility remain unchanged.

On April 4, 2018, the Credit Agreement dated as of November 2, 2016, as amended by the First Amendment as of November 14, 2016, the Second Amendment dated as of February 22, 2017 and the Third Amendment dated as of April 7, 2017, was assigned to ACM Alamosa DA LLC. The Company and the lender agreed to amend and restate the Original Credit Agreement in its entirety. The other terms of the credit facility remain unchanged.

As of December 31, 2018, the Company had $0.0 million of available borrowings and $5.5 million outstanding under the Revolver as presented within revolving credit facility on the consolidated balance sheets. As of December 31, 2018 and 2017, the Company reflected $7 thousand and $1 thousand, respectively, of deferred financing cost related to the Revolver as a reduction to the revolving credit facility on the consolidated balance sheets.

On January 11, 2017, Groundfloor entered into the ISB Note in favor of ISB for a principal sum of $1.0 million. Groundfloor paid to ISB an origination fee of $10 thousand concurrently with the funding by ISB of the principal of the ISB Note. Groundfloor subsequently entered into an amendment to the ISB Note extending the repayment schedule in return for a $5 thousand amendment fee, a second amendment increasing the principal amount outstanding to $2.0 million for a $30 thousand amendment fee, a third amendment further extending the repayment schedule among other terms described below in return for a $10 thousand amendment fee, and a fourth amendment further extending the repayment schedule among other terms described below for a $10 thousand amendment fee.

The ISB Note incurs interest at the rate of 8% per annum from January 11, 2017 until September 30, 2017 and 14% per annum from October 1, 2017 until payment in full of the ISB Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The ISB Note must be repaid as follows: (i) $50,000, plus any accrued but unpaid interest thereon, commencing on April 30, 2019, and each month thereafter, (ii) $1,000,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019, and (iii) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2020. As of the date hereof, the principal sum was paid in full and the note is no longer outstanding.

The ISB Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The ISB Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the ISB Note shall increase by 7%. As collateral security for the ISB Note, Groundfloor granted to ISB a first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s credit facility with Revolver Capital; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by us or one of our subsidiaries; and (iii) the equity interest in any subsidiary formed by us for the sole purpose of issuing Loans and corresponding series of LROs.

In connection with the third amendment to the ISB Note, the Company agreed to issue to ISB a warrant for the purchase of shares of our common stock on the first day of each quarter commencing on October 1, 2017 until the ISB Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock, (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock.

From March 2017 to December 2017, Groundfloor issued subordinated convertible notes (the “Subordinated Convertible Notes”) to investors for total proceeds of $2.1 million (the “2017 Note Financing”). On October 27, 2017, the Company entered into amendments to the outstanding Subordinated Convertible Notes and related Subordinated Convertible Promissory Note Purchase Agreement raising the principal amount of Subordinated Convertible Notes that may be sold to $2.0 million, extending the maturity date, and allowing the Subordinated Convertible Notes, at the option of the holders, to convert outstanding principal and accrued but unpaid interest into shares of the Company’s common stock as described below. In November 2017, Groundfloor issued Subordinated Convertible Notes to investors for additional proceeds of $675 thousand. Furthermore, in December 2017, Groundfloor oversubscribed and issued Subordinated Convertible Notes to investors for additional proceeds of $550 thousand. The notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 30, 2019 or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our preferred stock issued in the financing at a price per share equal to 75% of the price per share of the preferred stock financing. In the event of a closing of a common stock financing under Regulation A with gross proceeds of at least $3.0 million (“Qualified Common Financing”) prior to the Maturity Date, then each holder may elect, in its discretion, to convert the outstanding principal and all accrued but unpaid interest into shares of our common stock issued in the financing at a price per share equal to 90% of the price per share of the common stock financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and ISB Note.

On February 9, 2018, Groundfloor launched an offering of our common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2018 Common Stock Offering”). As described in this Offering Circular, Groundfloor is offering up to 500,000 shares of our common stock at $10 per share, with a minimum investment of $100, or 10 shares of common stock. The aggregate initial offering price of our common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. Groundfloor is also offering a Bonus Share Program where Groundfloor may issue up to 30,000 additional bonus shares of our common stock pursuant to the terms of this Offering Circular. As of December 31, 2018, Groundfloor issued 437,917 shares of common stock in the 2018 Common Stock Offering for $4.2 million in proceeds.

On October 12, 2018, the Company entered into a common stock purchase agreement for private placement of 125,000 shares of the Company’s common stock for proceeds of $1.5 million.

In January 2019, various noteholder’s converted outstanding restated subordinated convertible notes payable and accrued interest of $1.3 million into 143,210 shares of common stock as triggered by the 2018 Common Stock Offering.

On January 11, 2019, Groundfloor launched an offering of our common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2019 Common Stock Offering”). As described in this Offering Circular, Groundfloor is offering up to 900,000 shares of our common stock at $15 per share, with a minimum investment of $150, or 10 shares of common stock. As of June 30, 2019, Groundfloor issued 437,917 shares of common stock in the 2018 Common Stock Offering for $2.6 million in proceeds.

Groundfloor has incurred losses since its inception, and Groundfloor expects it will continue to incur losses for the foreseeable future. Groundfloor requires cash to meet its operating expenses and for capital expenditures. To date, Groundfloor has funded its cash requirements with proceeds from its convertible note and preferred stock issuances. Groundfloor anticipate that it will continue to incur substantial net losses as it grows the Groundfloor Platform. Groundfloor does not have any committed external source of funds, except as described above. To the extent our capital resources are insufficient to meet its future capital requirements, Groundfloor will need to finance its cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all. On October 30, 2017, Groundfloor filed an offering statement on Form 1-A with the SEC for a proposed offering of its common stock. On February 9, 2018, Groundfloor’s offering statement on Form 1-A was qualified to issue Groundfloor common stock.

Plan of Operation

Prior to September 2015, Groundfloor’s operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified Groundfloor’s first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, Groundfloor has not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, Groundfloor has qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, its wholly-owned subsidiary, in each case under Tier 1 of Regulation A. In January 2018, Groundfloor’s offering statement relating to the offer and sale of limited recourse obligations (the “LRO Offering Circular”) was qualified by the SEC under Tier 2 of Regulation A, raising the annual aggregate amount of LROs which Groundfloor may offer and sell to $50 million, less any other securities sold by Groundfloor under Regulation A (including pursuant to this Offering Circular). Groundfloor has filed, and intends to continue to file, post-qualification amendments to the LRO Offering Circular on a regular basis to include additional series of LROs. Groundfloor expect to expand the number of states in which Groundfloor offers and sells LROs during the next 12 months. With this increased geographic footprint, Groundfloor expects that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of Groundfloor loans and corresponding offerings increase, Groundfloor plans to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until Groundfloor reaches profitability and becomes cash-flow positive, which Groundfloor does not expect to occur before 2019. Future equity or debt offerings by Groundfloor will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. Groundfloor expects to hire more staff to support its expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Directors and officers

We incorporate by reference the section titled “Management” filed on Form 1-A dated December 29, 2017 and qualified January 4, 2018. Please see this filing on EDGAR.

Security owNership of management and certain securityholders

We incorporate by reference the section titled “Principal Shareholders,” filed on Form 1-A in Post Qualification Amendment No. 43, dated March 29, 2019 and qualified April 16, 2019. Please see this filing on EDGAR.

Interest of management and others in certain transactions

We incorporate by reference the section titled “Related Party Transactions,” filed on Form 1-A in Post Qualification Amendment No. 43, dated March 29, 2019 and qualified April 16, 2019. Please see this filing on EDGAR.

GROUNDFLOOR FINANCE INC.

AND SUBSIDIARIES

Condensed Consolidated Financial Statements

June 30, 2019 and 2018

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	Unaudited	Audited
	June 30,	December 31,
	2019	2018
Assets
Current assets:
Cash	$2,047,549	$1,069,392
Loans to developers, net	54,201,956	38,761,717
Interest receivable on loans to developers	2,752,228	1,821,073
Other current assets	85,604	484,391
Total current assets	59,087,337	42,136,573
Property, equipment, software, website, and intangible assets, net	847,081	813,104
Other assets	42,604	63,906
Total assets	$59,977,022	$43,013,583
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$1,714,598	$2,493,158
Accrued interest on limited recourse obligations	2,064,367	1,372,474
Limited recourse obligations, net	44,126,772	31,719,205
Revolving credit facility	5,281,294	5,493,605
Convertible notes	645,000	1,800,000
Short-term notes payable	6,086,814	2,925,082
Total current liabilities	59,918,845	45,803,524
Other liabilities	139,693	60,765
Total liabilities	60,058,538	45,864,289

Stockholders’ deficit:
Common stock, no par, 5,000,000 shares authorized, 2,091,153 and 1,732,585 issued and outstanding	10,830,464	6,125,264
Series A convertible preferred stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series seed convertible preferred stock, no par, 568,796 shares designated, issued and outstanding (liquidation preference of $2,960,583)	2,609,091	2,609,091
Additional paid-in capital	1,259,821	1,083,572
Accumulated deficit	(19,742,767)	(17,630,508)
Stock subscription receivable	(560)	(560)
Total stockholders’ deficit	(81,516)	(2,850,706)
Total liabilities and stockholders’ deficit	$59,977,022	$43,013,583

See accompanying notes to condensed consolidated financial statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Unaudited
	Six Months Ended June 30,
	2019	2018
Non-interest revenue:
Origination fees	$1,216,642	$415,741
Loan servicing revenue	752,162	416,892
Total non-interest revenue	1,968,804	832,633
Net interest income:
Interest income	2,854,020	1,229,386
Interest expense	(2,245,280)	(1,008,149)
Net interest income	608,740	221,237
Net revenue	2,577,544	1,053,870
Cost of revenue	(328,706)	(158,378)
Gross profit	2,248,838	895,492
Operating expenses:
General and administrative	940,396	971,678
Sales and customer support	1,264,973	1,012,967
Development	356,836	259,812
Regulatory	189,068	168,154
Marketing and promotions	591,799	916,830
Total operating expenses	3,343,072	3,329,441
Loss from operations	(1,094,234)	(2,433,949)
Interest expense	1,018,025	411,413
Net loss	$(2,112,259)	$(2,845,362)

See accompanying notes to condensed consolidated financial statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholder’s Deficit

	Series A		Series Seed
	Convertible		Convertible				Additional		Stock	Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Deficit
Stockholders’ deficit as of December 31, 2017 (audited)	747,373	$4,962,435	568,796	$2,609,091	1,136,406	$56,834	$677,929	$(11,529,853)	$(560)	$(3,224,124)
Shares issued in the 2018 Common Stock Offering, net of offering costs	-	-	-	-	468,764	4,562,634	-	-	-	4,562,634
Shares issued in a private placement	-	-	-	-	125,000	1,500,000	-	-	-	1,500,000
Exercise of stock options	-	-	-	-	2,415	5,796	-	-	-	5,796
Share-based compensation expense and warrants	-	-	-	-	-	-	405,643	-	-	405,643
Net loss	-	-	-	-	-	-	-	(6,100,655)	-	(6,100,655)
Stockholders’ deficit as of December 31, 2018 (audited)	747,373	$4,962,435	568,796	$2,609,091	1,732,585	$6,125,264	$1,083,572	$(17,630,508)	$(560)	$(2,850,706)
Shares issued in the 2019 Common Stock Offering, net of offering costs	-	-	-	-	213,345	3,412,567	-	-	-	4,701,460
Shares issued in the 2018 Common Stock Offering, net of offering costs	-	-	-	-	143,223	1,288,893	-	-	-	4,562,634
Exercise of stock options	-	-	-	-	2,000	3,740	-	-	-	3,740
Share-based compensation expense and warrants	-	-	-	-	-	-	176,249	-	-	176,249
Net loss	-	-	-	-	-	-	-	(2,112,259)	-	(2,112,259)
Stockholders’ deficit as of June 30, 2019 (unaudited)	747,373	$4,962,435	568,796	$2,609,091	2,091,153	$10,830,464	$1,259,821	$(19,742,767)	$(560)	$(81,516)

See accompanying notes to condensed consolidated financial statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Unaudited
	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities
Net loss	$(2,112,259)	$(2,845,362)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	254,269	154,311
Share-based compensation	74,634	152,400
Noncash interest expense	97,587	8,518
Loss (gain) on sale of real estate owned	-	20,585
Origination of loans held for sale	(6,478,955)	-
Proceeds from sales of loans held for sale	6,478,955	-
Conversion of beneficial interests	198,723	181,347
Changes in operating assets and liabilities:
Other current assets	36,634	(58,939)
Interest receivable on loans to developers	(2,769,347)	(1,047,570)
Accounts payable and accrued expenses	(565,740)	(246,155)
Accrued interest on limited recourse obligations	2,192,469	1,029,773
Net cash used in operating activities	(2,593,030)	(2,651,092)
Cash flows from investing activities
Loan payments to developers	(33,864,787)	(15,704,100)
Repayments of loans from developers	20,236,326	11,535,848
Proceeds from sale of properties held for sale	301,067	1,057,621
Purchases of computer equipment and furniture and fixtures	(11,757)	(76,952)
Payments of software and website development costs	(276,489)	(228,622)
Net cash used in investing activities	(13,615,640)	(3,416,205)
Cash flows from financing activities
Proceeds from limited recourse obligations	33,802,754	15,313,410
Repayments of limited recourse obligations	(22,786,960)	(13,253,673)
Payment of deferred financing costs	(10,000)	-
Borrowings from the revolving credit facility	24,309,980	11,858,765
Repayments on the revolving credit facility	(24,522,291)	(10,684,404)
Proceeds from GROUNDFLOOR Notes	9,686,010	-
Repayments from GROUNDFLOOR Notes	(6,410,250)	-
Proceeds from issuance of shares in the 2019 Common Stock Offering, less offering costs	3,213,844	-
Proceeds from issuance of shares in the 2018 Common Stock Offering, less offering costs	-	3,571,573
Exercise of stock options	3,740	2,998
Repayments of shareholder loan	(100,000)	-
Net cash provided by financing activities	17,186,827	6,808,669
Net increase (decrease) in cash	978,157	741,372
Cash as of beginning of the period	1,069,392	1,354,170
Cash as of end of the period	$2,047,549	$2,095,542
Supplemental cash flow disclosures:
Cash paid for interest	$659,602	$319,865

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Unaudited
	Six Months Ended June 30,
	2019	2018
Supplemental disclosure of noncash investing and financing activities:
Conversion of convertible notes payable and accrued interest converted into common stock	1,288,893	-
Issued warrants in connection with the note payable	101,615	54,500

See accompanying notes to condensed consolidated financial statements

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed their name to Groundfloor Finance Inc. The accounting effects of these conversions are reflected retrospectively in the Condensed Consolidated Financial Statements. Groundfloor Holdings GA, LLC is the holder of the Revolver, as defined in Note 7. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC was created for the purpose of financing real estate in nine states. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. GROUNDFLOOR’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

GROUNDFLOOR formed Groundfloor Properties GA LLC (“Groundfloor GA”) in August 2013 for the purpose of issuing nonrecourse promissory notes (“Georgia Notes”) corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through the Platform in November 2013.

Following the qualification of the Company’s first offering statement on Form 1-A on August 31, 2015, the Company began a multistate offering of limited recourse obligations (“LROs”) to Investors corresponding to commercial loans for real estate development projects financed by the Company. The Company does not intend to issue any additional Georgia Notes.

The Company believes this method of real estate financing has many advantages including reduced Project origination costs, lower interest rates for Developers, and attractive returns for Investors.

Basis of Presentation and Liquidity

The Company’s Condensed Consolidated Financial Statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC; Groundfloor Real Estate, LLC; Groundfloor Holdings GA, LLC; Groundfloor Real Estate 1 LLC; and Groundfloor Real Estate 2, LLC (collectively the “Company” or “GROUNDFLOOR”). Intercompany transactions and balances have been eliminated upon consolidation.

The Company’s Condensed Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying Condensed Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As of issuance date, the Company closed on approximately $3,000,000 in equity financing, see Note 13, “Subsequent Events.”

There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these Condensed Consolidated Financial Statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

The Condensed Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Condensed Consolidated Financial Statements. In addition, the Condensed Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Whole Loan Sales

Under loan sale agreements, the Company sells all of its rights, title, and interest in certain loans. At the time of such sales, the Company simultaneously enters into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on the whole loan sale, based on the net proceeds from the whole loan sale, minus the net investment in the loans being sold. All origination fees incurred in the origination process are recognized directly to Condensed Consolidated Statements of Operations and recorded to “Origination fees”.

Share-Based Compensation

The Company accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees and nonemployees, including the grant of employee stock options or warrants, to be recognized in the Consolidated Statements of Operations based on its fair value at the measurement date. The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the Consolidated Financial Statements carrying amounts and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

Recent Accounting Pronouncements

The Company has evaluated the recent pronouncements issued since filing its annual audited Consolidated Financial Statements for the year-ended December 31, 2018 and believes that none of them will have a material effect on the Company’s Condensed Consolidated Financial Statements.

NOTE 2:	LOANS TO DEVELOPERS, NET

The Company provides financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations costing between $20,000 and $2,000,000 over six months to a year.

The following table presents the carrying amount of “Loans to developers, net” by letter grade and performance state as of June 30, 2019 and December 31, 2018, respectively:

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$4,229,547	$-	$-	$4,229,547
B	13,939,374	176,980	-	14,116,354
C	24,308,688	2,322,585	517,791	27,149,064
D	7,551,527	746,100	228,000	8,525,627
E	681,364	-	-	681,364
F	-	-	-	-
G	-	-	-	-
Carrying amount as of June 30, 2019	$50,710,500	$3,245,665	$745,791	$54,701,956

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	LOANS TO DEVELOPERS, NET (continued)

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$3,267,744	$293,473	$-	$3,561,217
B	7,073,701	668,100	141,150	7,882,951
C	17,009,297	2,465,820	517,791	19,992,908
D	7,140,347	263,555	228,000	7,631,902
E	192,739	-	-	192,739
F	-	-	-	-
G	-	-	-	-
Carrying amount as of December 31, 2018	$34,683,828	$3,690,948	$886,941	$39,261,717

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense”. Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due Loans are loans whose principal or interest is past due 30 days or more. As of June 30, 2019, the Company placed Loans of $4,050,000 recorded to “Loans to developers, net” on nonaccrual status.

The following table presents an analysis of past due Loans as of June 30, 2019 and December 31, 2018:

	Carrying Amount	Allowance for Loan Losses	Total
Aging schedule:
Current	$50,710,500	$40,000	$50,670,500
Less than 90 days past due	1,959,951	50,000	1,909,951
More than 90 days past due	2,031,505	410,000	1,621,505
Total as of June 30, 2019	$54,701,956	$500,000	$54,201,956

	Carrying Amount	Allowance for Loan Losses	Total
Aging schedule:
Current	$35,112,798	$40,000	$35,072,798
Less than 90 days past due	2,404,830	50,000	2,354,830
More than 90 days past due	1,744,089	410,000	1,334,089
Total as of December 31, 2018	$39,261,717	$500,000	$38,761,717

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	LOANS TO DEVELOPERS, NET (continued)

Impaired Loans

The following is a summary of information pertaining to impaired loans as of June 30, 2019:

Balance
Nonaccrual loans	$3,315,210
Fundamental default not included above	745,790
Total impaired loans	4,050,000

Interest income recognized on impaired loans	$479,000

The following table presents an analysis of information pertaining to impaired loans as of June 30, 2019:

Balance
Principal loan balance	$4,205,040

Recorded investment with no allowance	3,300,000
Recorded investment with allowance	750,000
Total recorded investment	$4,050,000

Related allowance	500,000
Average recorded investment	$180,000

The following is a summary of information pertaining to impaired loans as of December 31, 2018:

Balance
Nonaccrual loans	$2,146,000
Fundamental default not included above	887,000
Total impaired loans	3,033,000

Interest income recognized on impaired loans	$400,000

The following table presents an analysis of information pertaining to impaired loans as of December 31, 2018:

Balance
Principal loan balance	$3,495,120

Recorded investment with no allowance	2,146,000
Recorded investment with allowance	887,000
Total recorded investment	$3,033,000

Related allowance	500,000
Average recorded investment	$230,000

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	LOANS TO DEVELOPERS, NET (continued)

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding Georgia Notes or LROs. The Company has commenced a formal foreclosure process to secure the real estate property.

The following table presents “Loans to developers, net” by performance state as of June 30, 2019 and December 31, 2018:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$50,710,500	$-	$50,710,500
Workout	3,245,665	100,000	3,145,665
Fundamental default	745,791	400,000	345,791
Total as of June 30, 2019	$54,701,956	$500,000	$54,201,956

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$34,683,828	$-	$34,683,828
Workout	3,690,948	100,000	3,590,948
Fundamental default	886,941	400,000	486,941
Total as of December 31, 2018	$39,261,717	$500,000	$38,761,717

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 2:	LOANS TO DEVELOPERS, NET (concluded)

Allowance for Loan Losses

The following table details activity in the allowance for loan losses for the years ended June 30, 2019 and December 31, 2018:

Balance
Balance, December 31, 2018	$500,000
Allowance for loan loss	100,000
Loans charged off	(100,000)
Outstanding as of June 30, 2019	$500,000
Period-end amount allocated to:
Loans individually evaluated for impairment	$400,000
Loans collectively evaluated for impairment	100,000
Balance, June 30, 2019	$500,000
Loans:
Individually evaluated for impairment	$750,000
Collectively evaluated for impairment	3,300,000
Balance, June 30, 2019	$4,050,000

Balance
Balance, December 31, 2017	$640,000
Allowance for loan loss	240,000
Loans charged off	(380,000)
Outstanding as of December 31, 2018	$500,000
Period-end amount allocated to:
Loans individually evaluated for impairment	$400,000
Loans collectively evaluated for impairment	100,000
Balance, December 31, 2018	$500,000
Loans:
Individually evaluated for impairment	$887,000
Collectively evaluated for impairment	2,146,000
Balance, December 31, 2018	$3,033,000

NOTE 3:	OTHER CURRENT ASSETS

“Other current assets” at June 30, 2019 and December 31, 2018, consists of the following:

	June 30,	December 31,
	2019	2018
Other real estate owned	$34,924	$418,379
Unbilled servicing revenue	25,127	25,127
Prepaid expenses	21,300	21,300
Other	4,253	19,585
Other current assets	$85,604	$484,391

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 4:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

“Property, equipment, software, website development costs, and intangible assets, net” at June 30, 2019 and December 31, 2018, consists of the following:

	June 30,	December 31,
	2019	2018
Software and website development costs	$1,581,482	$1,304,993
Less: accumulated amortization	(946,701)	(725,255)
Software and website development costs, net	$634,781	$579,738

	June 30,	December 31,
	2019	2018
Computer equipment	$99,516	$96,165
Leasehold improvements	12,529	12,530
Furniture and fixtures	142,955	134,548
Office equipment	45,548	45,548
Property and equipment	300,548	288,791
Less: accumulated depreciation and amortization	(111,748)	(79,925)
Property and equipment, net	$188,800	$208,866

	June 30,	December 31,
	2019	2018
Domain names	$30,000	$30,000
Less: accumulated amortization	(6,500)	(5,500)
Intangible assets, net	$23,500	$24,500

Depreciation and amortization expense on “Property, equipment, intangible assets, software, and website development costs, net” for the six months ended June 30, 2019 and 2018 was $254,269 and $154,311, respectively.

NOTE 5:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

“Accounts payable and accrued expenses” at June 30, 2019 and December 31, 2018, consists of the following:

	June 30,	December 31,
	2019	2018
Trade accounts payable	$465,437	$762,148
Deferred revenue	1,069,950	867,950
Accrued interest expense	149,374	360,325
Accrued employee compensation	29,837	80,243
Accrued contractor compensation	-	-
Other	-	422,492
Accounts payable and accrued expenses	$1,714,598	$2,493,158

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 6:	REVOLVING CREDIT FACILITY

On November 1, 2016, the Company’s wholly owned subsidiary, Groundfloor Holdings GA, LLC, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement provided for revolving loans up to a maximum aggregate principal amount of $1,500,000. The Revolver will be used for bridge funding of underlying loans pending approval from the United States Securities and Exchange Commission (“SEC”).

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement (the “First Amendment”) which amended the existing Revolver dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. Collateral security for the Revolver includes all property of the underlying loan, upon which a lien is created in favor of the lender. The First Amendment amended the Revolver to increase the Revolving Credit Commitments thereunder from $1,500,000 to $2,500,000. The other terms of the credit facility remain unchanged.

On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement (the “Second Amendment”) which amended the existing Revolver dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The Second Amendment amended the Revolver to increase the Revolving Credit Commitments thereunder from $2,500,000 to $3,500,000. The other terms of the credit facility remain unchanged.

On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement (the “Third Amendment”) which amended the existing credit agreement dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The Third Amendment amended the credit agreement to increase the Revolving Credit Commitments thereunder from $3,500,000 to $4,500,000. In connection with the Third Amendment the Company paid a $10,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

On April 4, 2018, the Credit Agreement dated as of November 1, 2016, as amended by the First Amendment as of November 11, 2016, the Second Amendment dated as of February 22, 2017 and the Third Amendment dated as of April 7, 2017, was assigned to ACM Alamosa DA LLC. The Company and the lender agreed to amend and restate the Original Credit Agreement in its entirety. The other terms of the credit facility remain unchanged.

On September 18, 2018, the Company increased the Revolving Credit Commitments thereunder from $4,500,000 to $5,500,000. In connection with the increase the Company paid a $10,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

The Revolver maturity date is November 1, 2019. The Company has the option to request and the lender may, in its sole discretion, elect to extend the maturity date.

As of June 30, 2019, the Company had $217,000 of available borrowings and $5,500,000 outstanding under the Revolver as presented within Revolving credit facility on the Condensed Consolidated Balance Sheets. As of June 30, 2019, the Company reflected $1,667 of deferred financing costs related to the Revolver as a reduction to the Revolving credit facility in the Condensed Consolidated Balance Sheets. Amortization of these costs was $5,000 and $833 for the six months ended June 30, 2019 and 2018, respectively. Accrued interest on the Revolver, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was $44,400 and $111,288 at June 30, 2019 and December 31, 2018, respectively.

The Revolver contains certain affirmative and negative covenants, including financial and other reporting requirements. The Company is in compliance with all such covenants at June 30, 2019.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 7:	CONVERTIBLE NOTES

From March 2017 to May 2017, the Company issued subordinated convertible notes (the “Subordinated Convertible Notes”) to Investors for total proceeds of $825,000. The Subordinated Convertible Notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of September 24, 2018, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8,000,000 (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 75% of the price per share of the Qualified Preferred Financing. In the event of a closing of a common stock financing with gross proceeds of at least $3,000,000 (“Qualified Common Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of common stock issued in the financing at a price per share equal to 90% of the price per share of the Qualified Common Financing. The indebtedness represented by the Subordinated Convertible Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the Note. On October 27, 2017, the amended and restated subordinated convertible note agreement and the note amendment agreement amended the subordinated convertible note purchase agreement dated March 24, 2017, and Subordinated Convertible Notes issued thereunder (as amended, the “Restated Subordinated Convertible Notes”), respectively. Pursuant to the Restated Subordinated Convertible Notes, the outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 30, 2019, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “New Maturity Date”). The interest rate of 8% per annum remained unchanged.

From October 2017 to December 2017, the Company issued Restated Subordinated Convertible Notes to Investors for total proceeds of $1,225,000. The outstanding principal and all accrued but unpaid interest is due and payable on the New Maturity Date. In the event of a closing of a Qualified Financing prior to the New Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of stock issued in the financing at a price per share equal to 75% of the price per share of the financing. The indebtedness represented by the Restated Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the Note.

In 2018, a Restated Subordinated Convertible Notes holder converted their shares upon closing the 2018 Common Stock Offering, which qualified as a Qualified Common Financing. The noteholder converted $250,000 in principal and $27,617 in accrued interest at a 10% discount into 30,847 shares of common stock. The Company recorded $30,847 to interest expense as a result of the beneficial conversion.

In 2019, a Restated Subordinated Convertible Notes holder converted their shares upon closing the 2018 Common Stock Offering, which qualified as a Qualified Common Financing. The noteholder converted $1,155,000 in principal and $133,894 in accrued interest at a 10% discount into 143,223 shares of common stock. The Company recorded $143,223 to interest expense as a result of the beneficial conversion.

Accrued interest on the Restated Subordinated Convertible Notes, presented within “Accounts payable and accrued expenses” in the Company’s Condensed Consolidated Balance Sheets, was $85,662 at June 30, 2019 and $186,426 at December 31, 2018.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 8:	NOTES PAYABLE

On January 11, 2017, the Company entered into a promissory note and security agreement (the “Note”) for a principal sum of $1,000,000. We paid an origination fee of $10,000 concurrently with the funding of the principal of the Note. We subsequently entered into an amendment to the Note extending the payment schedule for a $5,000 amendment fee, a second amendment increasing the principal amount outstanding to $2,000,000 for a $30,000 amendment fee, a third amendment further extending the repayment schedule among other terms described below for a $10,000 amendment fee, and a fourth amendment further extending the repayment schedule amount other terms described below for a $10,000 amendment fee. The amendment fees were deferred and amortized over the life of the Note.

The Note incurs interest at a rate of 8.0% per annum from January 11, 2017 until September 30, 2017, and 14.0% per annum from October 1, 2017, until payment in full of the Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The Note must be repaid as follows: (i) $50,000, plus any accrued but unpaid interest thereon, commencing on April 30, 2019, and each month thereafter, (ii) $1,000,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019, and (iii) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2020.

The Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the Note shall increase by 7.0%. As collateral security for the Note, the Company granted first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s Revolver; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by the Company or one of its subsidiaries; and (iii) the equity interest in any subsidiary formed by the Company for the sole purpose of issuing Loans and corresponding series of LROs.

In connection with the third amendment to the Note, the Company agreed to issue a warrant for the purchase of shares of the Company’s common stock on the first day of each quarter commencing on October 1, 2017, until the Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock; (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock. The exercise price of the warrants issued on the Note in connection with the third amendment to the Note is $2.40.

As of June 30, 2018, the principal sum of $1,650,000 remains outstanding and is presented in “Short-term notes payable” on the Company’s Condensed Consolidated Balance Sheets net of deferred financing fees of $8,333, and debt discount of $84,020, amortizable over the amended term of the Note. Amortization of these costs was $89,695 for the six months ended June 30, 2019.

Accrued interest on the Note, presented within “Accounts payable and accrued expenses” in the Company’s Condensed Consolidated Balance Sheets, was $19,290 and $62,611 at June 30, 2019 and December 31, 2018, respectively.

The Note includes financial covenants that may trigger events of default or principal acceleration. The Company failed to comply with all the financial covenants during the six months ended June 30, 2019. Prior to the filing date of the Condensed Consolidated Financial Statements, the Company secured a waiver to prevent a default event and principal acceleration.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 8:	NOTES PAYABLE (concluded)

In 2018, the Company entered into various secured promissory notes, (the “GROUNDFLOOR Notes”), with accredited Investors. The GROUNDFLOOR Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The GROUNDFLOOR Notes are issued and secured by the assets of Groundfloor Real Estate 1 LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for GROUNDFLOOR Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Real Estate 1 LLC, subject to certain exceptions. During the year-end December 31, 2018, there were ten notes entered into ranging in interest rates of 3.25% to 5.5% and terms of 30 and 90 days. As of June 30, 2019 and December 31, 2018, the principal sum of $4,556,860 and $1,281,100, respectively, remains outstanding and is presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets.

Accrued interest on the GROUNDFLOOR Notes, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was $34,573 and $4,100 at June 30, 2019 and December 31, 2018, respectively.

NOTE 9:	STOCKHOLDERS’ (Deficit) EQUITY

Capital Structure

Authorized Shares - As of June 30, 2019, the Company is authorized to issue 5,000,000 shares of no par value common stock and 1,316,181 shares of no par value preferred stock. The preferred stock has been designated as Series A Preferred Stock (the “Series A”), consisting of 747,385 shares, and Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares (collectively, “Preferred Stock”).

Common Stock Transactions

2019 Common Stock Offering

On January 11, 2019, the Company launched an offering of our common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the Security and Exchange Commission (the “2019 Common Stock Offering”). We are offering up to 900,000 shares of our common stock at $15 per share, with a minimum investment of $150, or 10 shares of common stock. As of June 30, 2019, we have issued 189,592 shares of common stock in the 2019 Common Stock Offering for $2,638,600 in proceeds.

2018 Common Stock Offering

In February 2018, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2018 Common Stock Offering”). The Company offered up to 500,000 shares of common stock at $10 per share, with a minimum investment of $100, or ten shares of common stock. The aggregate initial offering price of the common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares. The 2018 Common Stock Offering closed on July 31, 2018. During the 2018 Common Stock Offering, the Company issued 437,917 shares of common stock for gross proceeds of $4,228,670. The Company incurred offering costs of $125,000 related to the 2018 Common Stock Offering. During the year ended December 31, 2018, the Company recorded $150,500 in beneficial interest related to the bonus shares issued in connection with the 2018 Common Stock Offering to “General and administrative” in the Company’s Consolidated Statement of Operations. In conjunction with the 2018 Common Stock Offering, the Company converted one noteholder’s outstanding restated subordinated convertible notes payable and accrued interest totaling $277,617 into 30,847 shares of common stock.

In January 2019, various noteholder’s converted outstanding restated subordinated convertible notes payable and accrued interest totaling $1,288,893 into 143,210 shares of common stock as triggered by the 2018 Common Stock Offering.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consoldiated Financial Statements

NOTE 9:	STOCKHOLDERS’ (Deficit) EQUITY (concluded)

In October 2018, the Company entered into a common stock purchase agreement for private placement of 125,000 shares of the Company’s common stock for gross proceeds of $1,500,000.

Preferred Stock Transactions

Series A

During 2015, the Company issued 709,812 shares of Series A to Investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015 and 2014, the Company issued 201,146 and 91,259 shares, respectively, to Investors for total proceeds of $1,047,000 and $475,000. In conjunction with the equity issuance in 2014, the Company converted all outstanding convertible notes payable and accrued interest totaling $1,098,388 into 276,391 shares of Series Seed.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock or Series Seed, an amount per share equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof. Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $30,000,000. All outstanding shares of Series A shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A, voting as a single class. All outstanding shares of Series Seed shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed, voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

NOTE 10:	STOCK OPTIONS & WARRANTS

Stock Options

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options and restricted stock awards. During the six months ended June 30, 2018 the Company increased the shares available for common stock issuance under the Plan by 150,000. As of June 30, 2019, the Company reserved a total of 400,000 shares of common stock for issuance under the Plan. Of these shares, 80,321 shares are available for future stock option grants as of June 30, 2019.

During the six months ended June 30, 2019, the Company issued 26,500 stock options and 2,000 stock options were exercised.

As of June 30, 2019, there was approximately $595,330 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.3 years.

During the six months ended June 30, 2018, the Company issued 36,750 stock options and 1,249 stock options were exercised.

As of June 30, 2018, there was approximately $290,600 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.2 years.

The Company recorded $0 and $9,950 in non-employee and $74,634 and $127,000 in employee share-based compensation expense during 2019 and 2018, respectively.

Warrants

The Company issued 7,500 warrants during the six months ended June 30, 2019, for the purchase of common stock. The warrants are exercisable immediately at $2.40 with a contractual term of ten years. The warrants were issued in conjunction with the Note. The warrants were recorded for $101,615 as a debt discount to “Long-term notes payable” and corresponding increase in “Additional paid-in capital” and $88,235 was amortized to interest expense in the six months ended June 30, 2019.

The Company issued 8,000 warrants during the six months ended June 30, 2018, for the purchase of common stock. The warrants are exercisable immediately at $2.40 with a contractual term of ten years. The warrants were issued in conjunction with the Note. The warrants were recorded for $54,500 as a debt discount to “Long-term notes payable” and corresponding increase in “Additional paid-in capital” and $15,500 was amortized to interest expense in the six months ended June 30, 2018.

None of the warrants have been exercised as of June 30, 2019.

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2019. Therefore, no United States federal, state, or foreign income taxes are expected for 2019 and none have been recorded as of June 30, 2019.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018. Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date. As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse. The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Condensed Consolidated Statements of Operations. However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the six months ended June 30, 2019.

NOTE 12:	RELATED PARTY TRANSACTIONS

ISB Development Corp.

The Company’s Note holder, ISB Development Corp, is owned and operated by a director of the Company. In January 2017, the Company’s Board of Directors approved the execution of the promissory note and security agreement (the “Note”) and subsequent amendments. See Note 8 for further discussion and disclosure associated with the Note.

NOTE 13:	SUBSEQUENT EVENTS

As of July 31, 2019, the Company has closed on approximately $3,000,000 on the 2019 Common Stock Offering.

On August 8, 2019, the Company and ACM Alamosa DA LLC amended the Revolver to increase the Revolving Credit Commitments thereunder from $5,500,000 to $8,500,000.

Subsequent events were evaluated through September 20, 2019, the date the Condensed Consolidated Financial Statements were available to be issued.

EXHIBITS

Exhibit Index

			Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

2.1	Groundfloor Finance Inc. Second Amended and Restated Articles of Incorporation		1-A/A	024-10496	2.1	November 25, 2015

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Investor Agreement		1-A/A	024-10753	3.2	November 1, 2018

3.3	Preferred Stock Voting Agreement		1-A/A	024-10753	3.3	November 30, 2017

4.1	Standard Form of LRO Agreement (incorporated by reference from the Offering Circular)		1-A/A	024-10496	N/A	October 22, 2018

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley	1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm	1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement	1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement	1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement	1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended	1-A POS	024-10496	6.10	October 18, 2017

6.11	Form of Loan Agreement	1-A/A	024-10440	6.14	July 1, 2015

6.12	Form of Promissory Note	1-A/A	024-10440	6.15	July 1, 2015

6.13	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC	1-A/A	024-10758	6.11	January 22, 2018

6.14	Servicing Agreement with Harvest Residential Loan Acquisition, LLC	1-A/A	024-10758	6.12	January 22, 2018

11.1	Consent of Hughes Pitman & Gupton, LLP	1-A/A	024-10753	11.1	April 17, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 30, 2019.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director	September 30, 2019
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 30, 2019
Nick Bhargava

*	Director	September 30, 2019
Sergei Kouzmine

*	Director	September 30, 2019
Bruce Boehm

*	Director	September 30, 2019
Michael Olander Jr.

*	Director	September 30, 2019
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact